Exhibit 99.1

Kitov Pharmaceuticals Provides Corporate Update and Reports First Half 2017 Financial Results

Tel Aviv, Israel, August 16, 2017 - Kitov Pharmaceuticals Holdings Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company, today provided a corporate update and reported financial results for the first half of 2017, ending June 30, 2017.

“We are pleased with the significant progress we have achieved during the recent months. Thanks to the intensive, dedicated and professional work of our staff, investigators and CROs, we recently submitted a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) for KIT-302, our lead drug candidate developed to simultaneously treat pain caused by osteoarthritis and to treat hypertension,” said Kitov’s CEO, Isaac Israel. “We are confident in the quality of the submitted package, and look forward to a response from the FDA shortly regarding whether the NDA is complete and acceptable for filing.”

“In addition, we have expanded our pipeline with NT-219, a promising cancer therapy candidate, through the acquisition of a controlling interest in TyrNovo. Results from pre-clinical studies of NT-219, a small molecule, demonstrated its efficacy in overcoming drug resistance in a variety of cancers and in combination with multiple pharmacologic cancer therapies. We are focused on advancing this highly promising therapeutic candidate into clinical trials in 2018 in order to provide enhanced treatment options to cancer patients.”

“With the completion of the recent equity offering, we are well positioned to accomplish our strategic initiatives in 2018. Our plan is to continue growing Kitov as an innovative, emerging pharmaceutical company. Our mission is to leverage the significant potential of our product development pipeline to create long-term shareholder value.”

Recent Corporate Highlights:

●	Submitted an NDA to the FDA for KIT-302

●	Signed a definitive License Agreement for KIT-302 for the territory of South Korea with Kuhnil Pharmaceutical Co. Ltd., a leading South Korea-based pharmaceutical company

●	Received waiver from FDA for the $2 Million New Drug Application fee for KIT-302

●	Completed recruitment of our renal function clinical trial to demonstrate the beneficial effects of KIT-302 on kidney function

●	Acquired a controlling interest in TyrNovo

●	Completed an equity offering for gross proceeds of $3.5 million

Expected Upcoming Milestones:

●	FDA filing of our NDA for KIT-302

●	Top-line results of our renal function clinical trial for KIT-302

●	Additional marketing agreements for the distribution of KIT-302

●	Pre-IND meeting with the FDA for NT-219

 The information contained below should be read in conjunction with (1) our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2017, and for the six months then ended; and, (2) our audited consolidated financial statements for the year ended December 31, 2016, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017, as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statement on Form F-1 filed with the SEC (file number 333-211477).

Financial Results for Six Months Ended June 30, 2017

Research and development expenses for the six months ended June 30, 2017 were $2,516 thousand, an increase of $552 thousand, or 28%, compared to $1,964 thousand for the six months ended June 30, 2016. The increase resulted primarily from expenses deriving from preparation of our NDA submission to the FDA for KIT-302, our renal function clinical trial for KIT-302, and pre-clinical trials for NT-219.

General and administrative expenses for the six months ended June 30, 2017 were $2,524 thousand, an increase of $1,330 thousand or 111%, compared to $1,194 thousand for the six months ended June 30, 2016. The increase resulted from increases in salaries and benefits and directors’ fees, legal fees in connection with the Taoz settlement and the class action lawsuits, and officers’ and directors’ insurance.

Other expenses for the six months ended June 30, 2017 were $1,029 thousand, consisting of the fair value of rights granted to Taoz, a minority shareholder in TyrNovo, following the acquisition of TyrNovo.

Finance income, net for the six months ended June 30, 2017 was $56 thousand and is primarily related to interest on bank deposits. Finance income, net for the six months ended June 30, 2016 was $121 thousand and is primarily related to derivative instruments that expired during the period.

The Company’s net loss for the six months ended June 30, 2017 amounted to $6,013 thousand, compared with a loss of $3,037 thousand for the corresponding period in 2016.

Balance Sheet Highlights

●	Cash, cash equivalents and short-term deposits totaled $8,132 thousand as of June 30, 2017, compared to $14,657 thousand on December 31, 2016. The decrease compared to December 31, 2016 reflects the cash used in operations and the cash used in the acquisition of TyrNovo during the first half of 2017. In July 2017 the Company raised approximately $3.1 million, net in a direct registered offering.

●	Shareholders' equity totaled $12,471 thousand, including $1,827 in non-controlling interests as of June 30, 2017, compared to $13,385 thousand as of December 31, 2016.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ: KTOV, TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial. Kitov's newest drug, NT219, which is developed by its majority owned subsidiary, TyrNovo Ltd., is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Condensed Consolidated Interim Statements of Financial Position as of (unaudited)

		June 30, 2017	December 31, 2016
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		527	6,758
Short term deposits		7,605	7,899
Other receivables		762	241

Total current assets		8,894	14,898

Fixed assets, net		20	16

Intangible assets	4	6,172	-

Total assets		15,086	14,914

Liabilities
Accounts payable		370	515
Other payables		805	758
Total current liabilities		1,175	1,273

Non - current liabilities
Derivative liability	8	1,000	-
Post-employment benefit liabilities		440	256
		1,440	256
Equity
Share capital, no par value		-	-
Share premium		32,626	30,826
Receipts on account of warrants		7,415	7,415
Capital reserve for share-based payments		1,866	583
Capital reserve from transactions with related parties		761	761
Accumulated loss		(32,024)	(26,200)

Equity attributable to owners of the Company		10,644	13,385
Non-controlling interests		1,827	-
Total equity		12,471	13,385

Total liabilities and equity		15,086	14,914

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (unaudited)

		For the six months ended June 30
		2017	2016
	Note	USD thousand	USD thousand
Research and development expenses		2,516	1,964
General and administrative expenses		2,524	1,194
Other expenses	8	1,029	-

Operating loss		6,069	3,158

Finance expense		7	21
Finance income		(63)	(142)
Finance income, net		(56)	(121)

Loss for the period		6,013	3,037

Loss attributable to:
Owners of the Company		5,824	3,037
Non-controlling interests		189	-
		6,013	3,037

Loss per share
Basic and diluted loss per share - USD		0.04	0.04

Number of shares used in calculation		163,781,022	78,519,168

Contact:
Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com

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